June 3, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention:	Blaise Rhodes

Adam Phippen

Katherine Bagley

Lilyanna Peyser

Re:	Amergent Hospitality Group Inc. (the “Company”)
Registration Statement on Form 10-12G
Filed April 9, 2020
File No. 000-56160

Ladies and Gentlemen:

Please find the Company’s responses to your letter dated May 6, 2020 set forth below. We have reproduced the text of your comments for ease of reference. We are submitting this letter concurrently with our Amendment No. 1 to Form 10-12G (“Form 10/A”) which has been revised to respond to your comments.

Registration Statement on Form 10 filed April 9, 2020

General, page 1

1.	We note that you incorporate by reference to the filings of your former parent, Chanticleer Holdings, Inc. (hereinafter “Chanticleer”), most of the items required by Form 10. However, it is unclear to us why incorporation by reference to such filings is appropriate given that you currently are in a different position as compared to Chanticleer in its premerger state. For example, it appears that the merger and spin-off resulted in significant changes to Amergent, such as you now being “in a greatly enhanced financial position to continue the restaurant business of Chanticleer” (from the Chanticleer Form S-4). Further, it appears that you are ineligible to incorporate by reference to Chanticleer’s filings pursuant to Exchange Act Forms Compliance and Disclosure Interpretation Question 103.01, because you filed this Form 10 after your spin-off from Chanticleer was completed and you were no longer a wholly-owned subsidiary of Chanticleer.

Accordingly, please amend your Form 10 to include the required disclosures. Alternatively, provide us with your detailed legal analysis as to why you are eligible to incorporate by reference, including why the incorporated disclosure is not incorrect as it applies to Amergent or otherwise misleading to investors.

After reviewing Exchange Acts Forms Compliance and Disclosure Interpretation Question 103.01, we agree that we are not eligible to incorporate by reference the historical financials of Chanticleer Holdings, Inc. prior to the spin-off in Amergent Hospitality Group Inc.’s Form 10 registration statement. As such the Form 10/A includes the audited combined and consolidated financial statements of Amergent Hospitality Group Inc. and Chanticleer Holdings, Inc. as of and for the years ended December 31, 2019 and 2018 as well as the unaudited condensed combined and consolidated financial statements of Amergent Hospitality Group Inc. and Chanticleer Holdings, Inc. as of and for the three month periods ended March 31, 2020 and 2019. Due to the common control nature of the spin-off transaction and because substantially all of Chanticleer’s historical operations were related to the restaurant operations spun off to Amergent Hospitality Group Inc., we determined it is appropriate to include the historical periods when Chanticleer Holdings, Inc. owned the restaurant operations in our historical financial statements. Please also refer to our response to Comment #20.

2.	As a related matter, if you believe that you are eligible to incorporate by reference, we note that the business of Chanticleer appears to have changed upon the spin-off, and while you are Chanticleer’s successor entity, it appears that Chanticleer’s business and operations are not related to yours moving forward. Therefore, it appears that Chanticleer’s and your Exchange Act reporting requirements and disclosures will be different moving forward. To ensure continuity of your SEC filings and accessibility of your disclosures to investors, please consider including the disclosure required by Form 10 in your filing, rather than incorporating by reference to your predecessor’s filings. Further, while we refer in our comments to disclosure incorporated by reference to your filing, please amend your Form 10 in response to our comments, rather than amending Chanticleer’s filings.

As noted in our response to Comment #1, our Form 10/A will include the audited combined and consolidated financial statements of Amergent Hospitality Group Inc. and Chanticleer Holdings, Inc. as of and for the years ended December 31, 2019 and 2018 as well as the unaudited condensed combined and consolidated financial statements of Amergent Hospitality Group Inc. and Chanticleer Holdings, Inc. as of and for the three month periods ended March 31, 2020 and 2019. The historic filings of Chanticleer Holdings, Inc. are no longer included by reference in the Form 10/A.

3.	We note the disclosure in Chanticleer’s Form S-4 filing that “at the closing of the Merger, Chanticleer will issue to the Spin-Off Entity a warrant (the “Spin-Off Entity Warrant”) to purchase that number of shares of Chanticleer Common Stock equal to two percent (2%) of the number of shares of issued and outstanding Chanticleer Common Stock immediately after the Effective Time.” Please disclose whether and when this warrant has been issued to you, whether and when the warrant has been exercised, the material terms of the warrant, and how and when the shares underlying the warrant will be distributed to your shareholders.

This warrant was issued to Amergent Hospitality Group Inc. on April 1, 2020 and will be held by this entity and is not expected to be distributed to the shareholders. The warrant has a 180-day lockup period and, as such, has not been exercised as of the date of this letter. The material terms of this warrant are disclosed on page 4 in the Form 10/A.

Item No. 1 Business, page 2

4.	We note that the spin-off transaction is briefly described in the disclosure incorporated by reference to satisfy Item 1 of Form 10. However, because this Form 10 is being filed in relation to the spin-off transaction, please amend your disclosure to include a detailed description of the spin-off transaction, including, but not limited to, a background discussion of the spin-off transaction, the reasons for the spin-off (including Chanticleer’s valid business purpose for the spin-off), a description of the material terms of any agreements related to the spin-off, the date of the spin-off, any new indebtedness you will incur in relation to the spin-off, federal income tax consequences related to the spinoff, and any other disclosure material to an understanding of the spin-off transaction. As a related matter, please file any material agreements related to the spin-off as exhibits to your registration statement, as applicable. See Item 601 of Regulation S-K.

We included a detailed description of the spin-off transaction in the 10/A and have filed material agreements related to the spin-off.

5.	On page 4 of Chanticleer’s most recent Form 10-K, you disclose that “[you] operate and franchise a system-wide total of 46 fast casual restaurants of which 35 are company owned and 11 are owned and operated by franchisees under franchise agreements.” You also disclose that eight of your company-owned Little Big Burger restaurants are operated pursuant to partnership agreements. In an appropriate place in your filing, please briefly describe the terms of these franchise and partner agreements. Where you describe your partnership agreements, please include a discussion of the amount of control you have in these restaurants and the terms of any revenue sharing agreements with your partners, if applicable.

In the Form 10/A, we included the requested information and disclosures in ITEM 1. BUSINESS as well as in Footnote 17 of the audited combined and consolidated financial statements of Amergent Hospitality Group Inc. and Chanticleer Holdings, Inc. as of and for the years ended December 31, 2019 and 2018.

Item No. 1A Risk Factors, page 2

6.	We note that, on page 14 of Chanticleer’s most recent Form 10-K, you disclose that “[i]f an existing or future restaurant is not profitable, and [you] decide to close it, [you] may nonetheless be committed to perform [y]our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term.” Please disclose whether and to what extent you are currently obligated under leases for closed locations. Please also clarify whether you are responsible for franchisee leases, or whether this risk factor applies only to your company-owned restaurants.

As of December 31, 2019, the Company remained contractually obligated for the leases related to three permanently closed restaurant locations amounting to approximately $2,300,000. Additionally, the Company is not contractually obligated to guarantee the leasing arrangements between franchises and their landlords. We have disclosed this information in Footnote 2 of the audited consolidated and combined financials of Amergent Hospitality Group Inc. and Chanticleer Holdings, Inc. as of and for the years ended December 31, 2019 and 2018 within the Form 10/A.

7.	We note your reference on page 15 of Chanticleer’s most recent Form 10-K to “net restaurant count.” In an appropriate place in your filing, please define this term.

We included revised the risk factor in the Form 10/A to reference opening new restaurants and deleted this undefined term.

8.	We note that you incorporate by reference to the risk factor section in Chanticleer’s most recent Form 10-K, including the risk factors under the heading “Risks Related to Our Common Stock.” Considering that you are a newly formed entity, please amend the risk factor disclosure in your Form 10 to reflect the risks related to your common stock, and not that of Chanticleer’s pre-merger and pre-spin-off common stock. For example, please discuss risks associated with your current or future efforts to have your common stock quoted on the OTCQX or any other quotation service, exchange, or trading facility.

As discussed in our response to Comments #1 and #2, the Form 10/A no longer incorporates Chanticleer Holdings, Inc.’s historic filings. Additionally, we have enumerated within the Form 10/A revised risk factors germane to the operations of Amergent Hospitality Group Inc. including a risk that our common stock may never become liquid or be listed on a securities exchange.

9.	As a related matter, we note that Chanticleer’s most recent Form 10-K includes a risk factor section titled “Risks Related to the Merger.” In this regard, it appears that the spinoff has been completed, you are no longer a party to the merger, and this no longer applies to you. However, we were unable to find specific risks related to the spin-off transaction. Please amend your filing to include risks specific to you as the successor entity, including risks related to the spin-off. Please be sure to tailor this and all of your risk factor disclosure to your current circumstances.

As discussed in our response to Comment #8, we have enumerated within the Form 10/A revised risk factors germane to the operations of Amergent Hospitality Group Inc. As this entity is no longer party to the merger, this risk factor has been removed. Additionally, we have included a new section specifically disclosing the risks related to the spin-off.

Item No. 2. Financial Information, page 2

10.	Reference is made to Item 7 of your Form 10-K for the Fiscal Year Ended December 31, 2019. Please revise to provide disclosures required by Item 303(a)(3)(ii) of Regulation SK. These disclosures would include any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues, asset impairments, or income from continuing operations.

After reviewing Item 303(a)(3)(ii) of Regulation SK in detail, we determined there were no trends or uncertainties that have had or that management reasonably expects that would have a material favorable or unfavorable impact on revenues, asset impairments, or income from continuing operations. At the time of the filing of the 10-K, management disclosed the potential risk of the COVID-19 pandemic. Management at this time does not have enough data or information to provide further assessments of the long-term impact of the COVID-19 pandemic from a financial standpoint. We believe the disclosures included throughout the Form 10/A address the above risks as required.

11.	Reference is made to your discussion of results of operations beginning on page 29 of Form 10-K for the Fiscal Year Ended December 31, 2019. Please revise to discuss and analyze underlying causes of changes in results of operations. For example, you state that for 2019, revenue for restaurant sales decreased by 2.5%, gaming income increased by 14.9%, and franchise income increased by 29.1%; but you do not specify any causes for the changes. Note that Item 303 of Regulation S-K requires that MD&A include a discussion of the extent to which material increases or decreases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services sold, or to the introduction of new products or services. Item 303 of Regulation S-K also requires a discussion of any material changes from year to year in one or more line items reflected in your financial statements to the extent necessary to understand changes in your business as a whole, and should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements. We do not believe that your current discussion adequately addresses the changes in your revenues, the related cost of sales and operating expenses, and other costs necessary for an investor to understand changes in your results of operations during the periods presented. Refer to Section III.B.3 of SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

We agree with this comment and have included MD&A discussions in the Form 10/A that discuss all such material changes in detail for both the years ended December 31, 2019 and 2018 as well as the three month periods ended March 31, 2020 and 2019.

12.	Reference is made to page 32 of Form 10-K for the Fiscal Year Ended December 31, 2019. Your discussion and analysis of cash flows used in operating activities merely compares the total cash flows used in each period. Please provide a robust discussion and analysis of your operating cash flows that addresses material changes including the key drivers of changes. Refer to Item 303 of Regulation S-K.

We have included additional robust discussions and analysis of our operating cash flows that addresses material changes including key drivers or changes as required by Item 3030 of Regulation S-K in the Form 10/A. These enhanced discussions are included for both the years ended December 31, 2019 and 2018 as well as the three month periods ended March 31, 2020 and 2019.

13.	Reference is made to your disclosure of critical accounting policies beginning on page 33 of Form 10-K for the Fiscal Year Ended December 31, 2019. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise your disclosures, where applicable, to:

●	Address why accounting estimates or assumptions bear the risk of change;

●	Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;

●	Describe the methods and key assumptions used and how the key assumptions were determined;

●	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time;

●	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

In response to your comment, we have reviewed our filing and agree that there was unnecessary duplication between our critical accounting policies and the significant accounting policies footnote in the consolidated and combined financial statements. To help make the disclosures in both sections of greater value to the users, we have removed the reference to the footnotes within our critical accounting policies disclosure and also removed the revenue recognition disclosure as it is substantially disclosed in the footnotes. Additionally, we have changed the disclosures in the critical accounting policies to more explicitly highlight the significant estimates and assumptions used in (1) developing the initial carrying value of our operating lease assets and liabilities, and (2) impairment of definite and indefinite-lived intangibles. Additional focus was placed on the uncertainties inherent in such estimates and disclosure of the impact that may occur should actual results diverge from our estimates.

Additionally, we have amended the Significant Accounting Policies section of our footnotes to remove focus on the sensitivity of estimates as this will now be covered in the critical accounting policies section. We have also consolidated disclosures in the footnote to help improve clarity and readability.

14.	Reference is made to page 35 of your Form 10-K for the Fiscal Year Ended December 31, 2019 where you discuss goodwill as a critical accounting policy. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

●	The percentage by which fair value exceeded carrying value at the date of the most recent step one test;

●	The amount of goodwill allocated to the reporting unit;

●	A detailed description of the methods and key assumptions used and how the key assumptions were determined;

●	A discussion of the degree of uncertainty associated with the assumptions; and

●	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of SEC Release No. 34-48960.

We revised disclosure in the Form 10/A accordingly. We provided more robust disclosures related to the goodwill as an accounting policy. Under “ITEM 2. FINANCIAL INFORMATION; Critical Accounting Policies; Goodwill and Intangible Assets,” we added substantial language about the identified factors that may impact the valuation of goodwill in the near-term, including the development of an appropriate discount rate, the market response to the COVID-19 pandemic and the excess of estimated fair value over carrying value of goodwill as of our most recent annual impairment assessment.

Item No. 4 Security Ownership of Certain Beneficial Owners and Management, page 2

15.	Please amend your filing to include the information required by Item 403 of Regulation SK “as of the most recent practicable date.” In this regard, we note that your spin-off transaction occurred on March 31, 2020, but the beneficial ownership table includes data as of December 31, 2019. Further, you should provide the required disclosure for you as the registrant, but the disclosure that you incorporate by reference relates to the share ownership in pre-merger Chanticleer Holdings, Inc.

We have included revised disclosure in the Form 10/A accordingly.

Item No. 5. Directors and Executive Officers Item No. 6. Executive Compensation, page 2

16.	Please amend your disclosure to include the information required by Item 5 of Form 10 and Item 401 of Regulation S-K for your company, rather than for that of your predecessor. Please also include the information required by Item 6 of Form 10 and Item 402 of Regulation S-K for your company, rather than for that of your predecessor.

We have included revised disclosure in the Form 10/A accordingly.

Item No. 7 Certain Relationships and Related Transactions, and Director Independence, page 2

17.	Please amend your disclosure to clarify whether you as the spun off entity has assumed any or all of the loan agreements described in Chanticleer’s most recent Form 10-K. Please also amend your disclosure to discuss any related transactions to which you are a party that have occurred on or after the date of the spin-off.

We have included revised disclosure in the Form 10/A accordingly.

Item No. 8 Legal Proceedings, page 2

18.	We note that you incorporate your Legal Proceedings disclosure by reference to the “Legal Proceedings” disclosure in Chanticleer’s most recent Form 10-K. Please amend your disclosure to clarify whether, pursuant to the spin-off, you obtained liability for Chanticleer’s legal proceedings. Please also update this disclosure to include any recent developments in the proceedings described, or any other material developments in legal proceedings to which you or any of your subsidiaries are a party or of which any of your property is subject. See Item 103 of Regulation S-K.

We included revised disclosure in the Form 10/A accordingly to discuss assumed liability for Chanticleer’s legal proceedings and material updates. We have also included a discussion of our indemnification obligations with respect to the Merger.

Item 10. Recent Sales of Unregistered Securities, page 3

19.	We note your disclosure that “[a] segregated cash account will be maintained until the True-Up Payment is paid in full.” Please amend your disclosure to define “True-Up Payment.” Please also briefly describe whether there is a time frame by which you must make this payment in full, and any other material terms related to this payment.

We have included within the Form 10/A a detailed description of the “True-Up Payment” that includes disclosure of all material terms related to this payment, including details of the timeframe in which this payment is expected to be settled.

Item No. 13. Financial Statements and Supplementary Data, page 2

20.	We note that you will be required to provide financial statements for the interim period ended March 31, 2020 on May 14, 2020. Further, we note that the spin-off occurred on March 31, 2020. We presume you will amend your Form 10 to include Amergent

Hospitality Group, Inc. audited financial statements as of and for the years ended December 31, 2019 and December 31, 2018 which assume the spin-off occurred at the beginning of the period and unaudited financial statements as of and for the three months ended March 31, 2020 which assume the spin-off occurred at the beginning of the period. We also presume that all financial statements and financial summaries will indicate clearly that financial data of previously separate entities are combined. If our presumptions are not correct, please explain why in detail.

Amergent Hospitality Group Inc. (“Amergent”) was incorporated on February 18, 2020 as a wholly- owned subsidiary of Chanticleer Holdings, Inc. (“Chanticleer)” for the purpose of conducting the business of Chanticleer and its subsidiaries after completion of the spin-off of Amergent to the shareholders of Chanticleer. The spin-off transaction occurred on April 1, 2020. The Form 10/A has been revised to reflect the spin-off date of April 1, 2020 versus March 31, 2020.

On March 31, 2020, Chanticleer contributed all its assets and liabilities, including the stock interest in all its subsidiaries (other than Amergent), to Amergent. Based on this being a transaction between entities under common control the carryover basis of accounting was used to record the assets and liabilities contributed to Amergent. Further, as a common control transaction the audited consolidated and combined financial statements of Amergent as of and for the years ended December 31, 2019 and 2018 and the unaudited interim financial statements for the periods ended March 31, 2020 and 2019 included in the Form 10/A reflect the transaction as if the spin-off had occurred as of the earliest period presented therein.

21.	Reference is made to page 39 of your Form 10-K for the Fiscal Year Ended December 31, 2019. We note you had approximately $9 million of asset impairment charges in fiscal 2019. Please tell us where these charges are discussed in the notes to consolidated financial statements. If material charges are not discussed, please revise to provide the required disclosures.

We have revised our discloses in the annual consolidated and combined financial statements as of and for the year ended December 31, 2019 and 2018 within Note 2 to reflect a description of the facts and circumstances that lead to the impairments, the amount of impairment losses and our method for determining the fair value of the relevant intangible assets.

22.	Reference is made to your revenue recognition disclosure beginning on page 46 of Form 10-K for the Fiscal Year Ended December 31, 2019. Please expand your disclosures regarding the recognition of revenue to include all the required applicable disclosures from ASC 606-10-50, including disaggregation of revenue and contract balances.

We included revised disclosure in the Form 10/A accordingly. Please refer to Note 2 - SIGNIFICANT ACCOUNTING POLICIES; REVENUE RECOGNITION; Contract Liabilities; within our annual consolidated and combined financial statements as of and for the year ended December 31, 2019 and 2018

23.	Reference is made to Note 15 of Form 10-K for the Fiscal Year Ended December 31, 2019. Please explain how you determined that your segment disclosures are “not applicable.” In this regard, we note that your Form 10-K for the Fiscal Year Ended December 31, 2018 included segment disclosures.

As part of its fiscal 2018 Form 10-K filing, Chanticleer Holdings, Inc. included segment information for (1) its Better Burgers Fast Casual segment, (2) its Hooters Full Service segment and (3) its Just Fresh segment. During 2019, the Company disposed, through sale, all of its Just Fresh locations and all but two of its Hooters location. As a result of these disposals, the Company reassessed its segment structure and determined that it had only a single reporting segment as information on a more segmented basis is not evaluated by the Chief Operating Decision Maker since the only restaurant locations outside of the legacy Better Burgers concept were the two aforementioned Hooters locations.

In response to your comment, we have enhanced the disclosures in Footnote 15 of the audited combined and consolidated financial statements of Amergent Hospitality Group Inc. and Chanticleer Holdings, Inc. as of and for the years ended December 31, 2019 and 2018 to more thoroughly disclose our rationale for restricting our segment reporting for fiscal 2019 and have also clarified that the detailed operating results of the disposed Just Fresh and Hooters locations is included in Footnote 5 relating to discontinued operations.

Please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu

Tel: 949-355-5405

c:	Michael D. Pruitt, CEO Amergent Hospitality Group Inc.
Patrick Harkleroad, CFO Amergent Hospitality Group Inc